COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company

CNPJ/MF No. 47.508.411/0001-56

NOTICE TO DEBENTUREHOLDERS

Companhia Brasileira de Distribuição (the “Company”), according to item 4.9. of Section 4 of the “Instrumento Particular de Escritura da 5ª Emissão de Debêntures Não Conversíveis em Ações da Companhia Brasileira de Distribuição” (the “Indenture”), hereby informs the holders of the debentures of Company’s 5th issuance (“Debentures”) that during the meeting of the Company’s Board of Directors held on September 9, 2004 (“RCA”) it was approved the first renegotiation of the Debentures, when it was attributed to the Debentures the following new conditions of remuneration (“Remuneration”), which shall be valid during the New Remuneration Period (as defined below):

(a)     the New Remuneration Period of the Debentures shall correspond to the period that begins on October 1st, 2004, and ends on the maturity date of the Debentures (“Maturity Date”), which is October 1st, 2007 (“New Remuneration Period”);

(b)     the Remuneration of the Debentures during the New Remuneration Period shall correspond to payment of interest from October 1st, 2004, applied on the Debentures par value (as defined in the Indenture), and set forth based on the average interest of Interfinancial Deposits (Depósitos Interfinanceiros DI) of one day, “over extra grupo”, expressed in percentage per year, based on 252 days, calculated and divulgated by Câmara de Liquidação e Custódia – CETIP (“CETIP”), in Informativo Diário, available on CETIP’s web page on the Internet (http://www.cetip.com.br) and in the newspaper “Gazeta Mercantil”, national edition, or, in its absence, in other newspaper of large distribution (“DI Ratio”), added by a spread of 0.95% (ninety five hundredth percent) per year, based on 252 days. The Remuneration shall be calculated on exponential and cumulative basis, pro rata temporis for each day passed, applied on the par value of the Debentures from October 1st, 2004, or from the maturity date of the last Capitalization Period (as defined in the Indenture), as the case may be, until the payment date of the Remuneration and under the formula defined in the Indenture;

(c)     During the New Remuneration Period, the payment of the Remuneration of the Debentures shall be made in a semi-annually basis, on the following dates: April 1st, 2005; October 1st, 2005; April 1st, 2006; October 1st, 2006; April 1st, 2007 and October 1st, 2007;

(d)     the Debentures shall not be subject to any new renegotiation until the Maturity Date.

The Company remarks that, in case the holders of the Debentures do not agree with the new Remuneration conditions fixed by the RCA as mentioned above, such investors shall be able to, between September 13, 2004 and September 29, 2004, express its interest in exercising their put option on the Debentures, under the terms and conditions of the Indenture, by means of the following procedures, as the case may be:

I.	through CETIP, with regards to those Debentures negotiated and maintained in custody with the CETIP;

II.	through its Custody Agent, with regards to those Debentures negotiated in Sistema de Negociação BOVESPA FIX (“BOVESPA FIX”), and maintained in custody of Companhia Brasileira de Liquidação e Custódia (CBLC); and

III.	in relation to the Debentures that are not registered before CETIP and/or BOVESPA FIX, by means of letter addressed to the Company, according to the Section 9 of the Indenture.

Finally, the Company informs that until October 1, 2004 the Indenture shall be amended in order to reflect the new Remuneration conditions of the Debentures for the New Remuneration Period.

São Paulo, September 09, 2004

Board of Directors